Filed by Sky Financial Group, Inc. Exchange Act Number 001-14473 Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Waterfield Mortgage Company, Incorporated

WATERFIELD MORTGAGE COMPANY, INCORPORATED

7500 West Jefferson Blvd.

Fort Wayne, Indiana 46804

To:	Holders of Options to Purchase Waterfield Mortgage Common Shares

From:	Donald A. Sherman

Date:	September 12, 2006

Re:	Exercising or Surrendering Your Stock Options

As you know, Sky Financial Group, Inc. (“Sky”) and Waterfield Mortgage Company, Incorporated (the “Company”) entered into an Agreement and Plan of Merger on February 3, 2006, as amended, (the “Agreement”) pursuant to which the Company will be merged into a wholly owned subsidiary of Sky (the “Merger”). In connection with the Merger, each share of Company Stock will be converted into the right to receive 4.38 shares of Sky Common Stock (the “Stock Consideration”) and $80.07 in cash (the “Cash Consideration”) in accordance with the terms of the Agreement. Enclosed for your review is a copy of the Proxy Statement/Prospectus describing the terms of the Merger. The Agreement requires that all outstanding options to purchase the Company’s Common Stock be exercised, canceled, terminated or surrendered before the Merger is completed. Under Section 11 of the Waterfield Mortgage Company, Incorporated 1999 Stock Incentive Plan, in the event of a transaction, such as the Merger, all outstanding options will be terminated. If your options are terminated, you will not receive any payment, substitute options to purchase Sky Common Stock, or other consideration. In other words, your options will become worthless. The Company requests that you take the steps discussed below to exercise or surrender your options no later than September 22, 2006. Please note that the Company can provide no assurances or guarantees (1) that the Merger will be consummated or (2) as to the amount of the distribution to shareholders, including optionholders that exercise their options on a timely basis, from Waterfield Shareholder LLC, as contemplated by the Merger Agreement. The following sets out a brief description of the alternatives available to you in disposing of your options prior to the Merger.

I. Exercising Your Stock Options

If you choose to exercise your outstanding options, you must provide (as described further below) the Company with (A) a certified check, money order or bank draft in the amount of the aggregate exercise price for all of your options, (B) a notice of exercise and (C) a release of any and all claims with respect to the options no later than the close of business on September 22, 2006. If you decide to exercise your outstanding options, (1) the effective date of the exercise of the option will be immediately prior to the distribution to the Company’s shareholders of the membership interests in Waterfield Shareholder LLC, as contemplated in Section 6.15 of the Agreement and described on pages 8 and 77 of the enclosed Proxy Statement/Prospectus and (2) the exercise will be contingent on approval of the Company Compensation Committee. If the Company Compensation Committee approves the exercise of the options, a separate notice will be delivered to you indicating that the Company Compensation Committee has approved the exercise of your options. If the distribution to the Waterfield Shareholder LLC (as described above) does not occur, your options will not be exercised. In the event that your options are not exercised, you will be refunded the money that you sent the Company for the exercise of the options. If the distribution to the Waterfield Shareholder LLC occurs, those options not exercised will be terminated without payment or other consideration in connection with the Merger.

A. Notice of Exercise and Release

In addition to the payment of the exercise price, you must execute and return to the Company (A) the Notice of Exercise attached hereto as Annex A and (B) concurrently with the Notice of Exercise, the Release Agreement attached hereto as Annex B no later than the close of business on September 22, 2006. We are requiring that you use the Notice of Exercise to process your exercise more efficiently. In addition to the Notice of Exercise, we are requiring that you sign the Release Agreement concurrently with your Notice of Exercise. If you have received a loan to assist you in paying the exercise price for your options, you may need to provide the lender with a copy of the Notice of Exercise concurrently with the Notice of Exercise provided to the Company.

B. Payment of the Exercise Price

As stated above, you can satisfy the option exercise price by certified check, money order, or bank draft. If you do not have enough funds to satisfy the exercise price, you can apply for a loan from a third party financial institution to finance the exercise of these options. However, this arrangement involves certain limitations on you and your ability to transfer your shares of Company Stock. Before deciding to finance your option exercise price, you should consider:

•	By obtaining financing, you will be taking out a loan. You will be responsible for repaying the entire amount of the loan, including any interest thereon.

•

The lender will likely require that the shares of Company Stock received by the exercise of the options be subject to a pledge agreement in favor of the lender. Therefore, until you repay the loan, your ability to sell or otherwise transfer your shares of Company Stock will be subject to the terms of the pledge agreement.

•	Upon the closing of the Merger, if your Company Stock is subject to a pledge agreement, the lender will likely require you to instruct Sky to pay both the Stock Consideration and Cash Consideration issued in exchange for your shares of Company Stock directly to the lender. Additionally, the lender will likely require that 100% of the Cash Consideration be applied to pay down your loan.

•	If you decide to pay off the remainder of your loan by selling the Stock Consideration and applying the proceeds to the loan, you will need to transfer your Stock Consideration to a brokerage account, which will likely be subject to a control agreement between the lender and the broker. The control agreement may provide that, upon a sale of the Stock Consideration, the proceeds will be used to pay off the remainder of the loan.

The Company makes no recommendation as to whether you should exercise your options or finance the exercise of your options.

II.	Surrendering Your Stock Options

If you choose to surrender your unexercised options, you must execute and return to the Company the Surrender and Release Agreement attached hereto as Annex C no later than the close of business on September 22, 2006. The Company will distribute, prior to the Merger, by dividend to the Company’s shareholders on a pro rata basis, such number of shares of Company Stock that is equal to the number of shares of Company Stock underlying any stock options that are surrendered by you and other option holders. If you are a Company shareholder, you will participate in this dividend based on the number of shares of Company Stock that you own. This dividend may only be a fraction of the shares that you would otherwise receive if you exercise your stock options because the shares underlying the surrendered options will be distributed on a pro rata basis to all the shareholders according to their percentage interest in the Company. You will not be able to surrender your options and have the underlying shares included in the pro rata dividend as described above after the close of business on September 22, 2006.

III.	Additional Information

If you have any questions about completing any of the documents included in this package and/or financing the exercise of your options, please contact Kathleen Smith, Corporate Secretary, at (260) 434-8346.

Enclosures

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon the current beliefs and expectations of Sky Financial’s and Waterfield Mortgage’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

A number of the factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Sky Financial’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Sky Financial or Waterfield Mortgage or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referred to above. Sky Financial and Waterfield Mortgage do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information and Where to Find It

In connection with the proposed merger, a registration statement on Form S-4, including a proxy statement/prospectus, and other materials were filed with the SEC. STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE MERGER. Stockholders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by Sky Financial with the SEC at the SEC’s Internet site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and each of Sky Financial’s other filings with the SEC are also available on Sky Financial’s Internet site at www.skyfi.com, or by request to Sky Financial’s Shareholder Relations Department, 10 E. Main Street, Salineville, Ohio 43945.

Participants in the Solicitation

Sky Financial, Waterfield Mortgage Company and their respective directors, executive officers and other members of their management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Waterfield Mortgage Company’s stockholders with respect to the proposed merger. Information regarding the officers and directors of Sky Financial is included in its definitive proxy statement for its 2006 Annual Meeting filed with the SEC on February 23, 2006. Other information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and definitive proxy statement/prospectus and other relevant materials filed with the SEC.